Exhibit 99.136

DeFi Technologies’ Subsidiary Valour Inc. Announces Launch of World’s first Exchange Traded Product for the NEAR Protocol Token

●	World’s First NEAR Protocol ETP Launched: Valour has launched the world’s first ETP for the NEAR Protocol token on the Spotlight Stock Market in Sweden, providing secure and diversified exposure to the NEAR ecosystem.

●	Significant Market Impact: The NEAR Protocol supports decentralised applications in the DeFi and NFT sectors with high scalability, low transaction fees, and interoperability. With a market capitalization of approximately US$5.6 billion, NEAR ranks among the top 20 digital assets globally.

●	Expansion of Product Offerings: Valour continues to drive innovation in digital assets, launching eleven ETPs in 2024, with plans to introduce more digital asset ETPs in the coming months to enhance accessibility and convenience for retail and institutional investors.

TORONTO, July 17, 2024 -DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce that its subsidiary, Valour Inc.(“Valour”), a leading issuer of exchange traded products (“ETPs”) that provides simplified access to digital assets, has launched an ETP for the NEAR Protocol token on the Spotlight Stock Market in Sweden.

The Valour Near (NEAR) ETP (ISIN: CH1213604577) provides retail and institutional investors with trusted, secure, and diversified exposure to the innovative and fast-growing NEAR ecosystem, enabling participation in a decentralised web platform that aims to redefine the future of digital finance.

One of the NEAR Protocol’s best use cases is in supporting decentralised applications, particularly in the DeFi and NFT sectors. Projects such as Burrow, decentralised money market protocol, and Mintbase, a platform for creating and selling NFTs, are built on NEAR. NEAR’s high scalability, low transaction fees, interoperability, and user-friendly features make it an ideal platform for these applications, enabling a wide range of financial services and digital asset management with enhanced performance and accessibility. With a market capitalisation of approximately US$5.6 billion, NEAR ranks among the top 20 digital assets globally.

“By launching the world’s first Valour NEAR ETP, we’re giving investors an extraordinary chance to dive into the revolutionary NEAR Protocol, known for its transformative impact on DeFi and NFTs. This ETP offers a secure and straightforward way to invest in a leading digital asset, seamlessly bringing the future of decentralised finance into their portfolios,” says Elaine Buehler, Head of Product at Valour.

This is Valour’s third ETP listed on the Spotlight Stock Market in Sweden in recent weeks, following the launches of Core (CORE) and Hedera (HBAR) ETPs. The Spotlight Stock Market is part of Spotlight Group AB, founded in 1997 and is headquartered in Malmo, Sweden. Ithas recently developed its ETP segment, with Valour contributing to this effort through its unique offerings.

Valour continues to lead the way in driving innovation in digital assets and expanding its product portfolio to meet the evolving needs of investors in the Nordics. With the addition of the Valour NEAR ETP, Valour has launched eleven ETPs in 2024. The Company plans to introduce a wide range of digital asset investment products in the coming months to further increase accessibility and convenience for retail and institutional investors.

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP, 1Valour Ethereum Physical Staking, and 1Valour Internet Computer Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Toncoin (TON), Internet Computer (ICP), Chainlink (LINK), Core (CORE), Near (NEAR), Enjin (ENJ), Valour Bitcoin Staking (BTC), Bitcoin Carbon Neutral (BTCN), Hedera (HBAR), Valour Digital Asset Basket 10 (VDAB10) and 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free. For more information on Valour, to subscribe, or to receive updates and financial information, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the Valour Near (NEAR) ETP and the NEar Ptotocol; development and listing of ETPs; future demand for ETP’s; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of ETPs by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

# # #

For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
(323) 537-7681